CF GLOBAL TRADING, LLC
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52725

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CF Global Trading, LLC & Subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street, Suite 1455
(No. and Street)

New York (City) New York (State) 10165 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edouard Dejoux 212-888-4711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 23rd Floor (Address) New York (City) New York (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edouard Dejoux _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CF Global Trading, LLC & Subsidiaries _____, as of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



Signature

Chief Operating Officer
_____
Title

_____
Notary Public

PETER R MAKO
Notary Public - State of New York
NO. 01MA6378372
Qualified in Westchester County
My Commission Expires Jul 23, 2022

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
CF Global Trading, LLC and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of CF Global Trading, LLC and Subsidiaries (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

New York, New York
February 28, 2019

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents	$	8,944,926
Segregated reserve accounts		626,929
Due from brokers		1,568,210
Clearing deposit		1,532,566
Investments at fair value		262
Prepaid expenses		332,977
Fixed assets - net of accumulated depreciation and amortization of $ 2,592,329		51,436
Research credits receivable		452,923
Other assets		270,222
	$	13,780,451

LIABILITIES

Accounts payable and accrued expenses	$	1,765,553
Research credits payable		581,682
Due to brokers		938,532
Deferred rent		25,264
		3,311,031

Commitments

MEMBERS' CAPITAL

Members' interest	11,333,263
Accumulated other comprehensive loss – foreign exchange	(863,843)
	10,469,420
	$ 13,780,451

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018

NOTE A - NATURE OF BUSINESS

CF Global Trading, LLC (the "Parent"), a Delaware limited liability company, was organized on April 18, 2000. The Parent is a registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Parent was organized for the principal purpose of engaging in international securities brokerage business and acts as an agency or introducing broker for institutional customers. It clears all transactions through other broker-dealers on a fully disclosed basis. The Parent shall continue for an indefinite time, as allowed for in the Amended Limited Liability Company Agreement (the "Agreement"). CF Global Trading (UK) Ltd, incorporated in the United Kingdom and Authorized and Regulated by the Financial Conduct Authority, and CF Global (HK) Limited, incorporated in Hong Kong and licensed by the Securities and Futures Commission, are wholly-owned subsidiaries of the Parent and act as agency or introducing brokers in their respective region.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

[2] Principles of consolidation:

The consolidated financial statements of CF Global Trading, LLC and Subsidiaries (collectively, the "Company") include the accounts of CF Global Trading, LLC and its wholly-owned subsidiaries, CF Global (HK) Limited, and CF Global Trading (UK) Limited. Comprehensive income relates to foreign translation gains and losses due to consolidation with non-U.S. entities. All material intercompany transactions and balances have been eliminated in consolidation.

[3] Cash, cash equivalents and restricted cash:

The Company considers money market funds and highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include foreign bank balances in the amount of $4,805,373.

In November 2016, the FASB issued ASU 2016-18, regarding restricted cash for reporting periods beginning after December 15, 2017. The pronouncement requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For the year ended December 31, 2018, the Company has adopted the pronouncement and properly included restricted cash of $626,929 in the cash flows. The adoption included retrospective application to the opening balance. For the year ended December 31, 2017, cash and cash equivalents amount of $8,747,437 included restricted cash in the amount of $310,098.

The following table provides a reconciliation of cash and restricted cash reported within the consolidated statement of financial condition with the total of the same such amounts presented in the consolidated statement of cash flows.

	12/31/2018
Cash	$ 8,944,926
Restricted cash included in cash and securities segregated under federal and other regulations	626,929
Total cash and restricted cash shown in the consolidated statement of cash flows	**$ 9,571,855**

Restricted cash included in cash and securities segregated under federal and other regulations on the consolidated statement of financial condition represents cash segregated or set aside to satisfy requirements under both the Commodity Exchange Act and Rule 15c3-3 of the SEC. This cash is held within a special reserve bank account for the benefit of customers.

5

Notes to Consolidated Financial Statements
December 31, 2018

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Due from brokers and clearing deposit:

The amount due from brokers in the consolidated statement of financial condition consists of cash balances and the net of receivables and payables for unsettled trades. The clearing deposits in the amount of $1,032,566 and $500,000 are held as a security by the clearing brokers for CF Global Trading LLC and CF Global Trading (UK) Ltd., respectively.

[5] Revenue recognition:

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company used the modified retrospective approach in adopting ASC Topic 606 and no adjustment to opening balances were necessary.

Commission Income:

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Soft Dollar Arrangements:

The Company permits certain of its customers to allocate a portion of their commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as "soft dollar arrangements". The Company acts as an agent in the provision of research and the commissions on soft dollar brokerage are recorded net of the related expenditures on an accrual basis. The net commission is recorded on the trade date, which is when the company believes the performance obligation is satisfied.

There were no significant changes in contract assets (due from brokers) during the period.

The disaggregation of revenue recognized from contracts with customers is presented on the face of the statement of operations by significant revenue streams.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Translation of foreign currencies:

The financial position and results of operations of the Company's foreign subsidiaries are measured using the foreign subsidiary's local currency as the functional currency. Revenues and expenses of such subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the year. Assets and liabilities have been translated at the rates of exchange on the consolidated statement of financial condition date. The resulting translation gain or loss adjustment is shown as other comprehensive income in the consolidated statement of operations and is described further in Note I of these notes to consolidated financial statements.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Foreign currency transaction gains included in operations totaled $225,797 in 2018.

[7] Valuation of investments :

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e. the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3   Unobservable inputs which reflect the assumptions that the members develop based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The members use judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The Company held common stock of publicly traded entities and exchange-traded funds which are classified within Level 1 of the fair value hierarchy. Securities positions that are listed on securities exchanges or listed on the NASDAQ National Market are valued at the last reported sales price on the primary securities exchanges on the last business day of the accounting period. If there are no sales on that day, they are valued at their closing bid prices.

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

[8] Depreciation and amortization:

Depreciation is provided using the straight-line method over the estimated useful lives of the assets of five years for furniture, equipment and capitalized software. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease, whichever is shorter.

[9] Income taxes:

The Parent has elected to be classified as a partnership for U.S. federal income tax purposes. CF Global Trading (UK) Limited is included in the federal income tax return filed by the Parent. The Parent is not required to pay income taxes on income, profits or capital gains. Each member's applicable share of the Company's taxable income is reported on the member's individual income tax returns. The Company paid $64,154 in taxes during the year including $38,000 in Unincorporated Business Tax ("UBT") to New York City. Income taxes totaling $371,332 were paid by its foreign subsidiaries for the year ended December 31, 2018.

The Parent and CF Global Trading (UK) Limited are subject to the New York City unincorporated business tax, which requires an add-back for members' compensation. The difference between the effective tax rate and statutory rate for Unincorporated Business Tax ("UBT") results from adjustments to book income for nondeductible expenses, foreign subsidiary income not included for New York City purposes, apportionment of taxable income between New York City and other locations and the add-back of members' guaranteed payments.

The Company is also subject to income taxes from non-U.S. jurisdictions. Each member's applicable share of the Company's U.S. and state taxable income is reported on the member's individual income tax returns.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the consolidated statement of operations.

For the year ended December 31, 2018, management has determined that there are no material uncertain income tax positions, and as such, no interest or penalties were recognized in 2018.

There are currently no income tax returns under audit.

[10] Use of estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[11] Client commission arrangement or research credits:

The Company ensures commission arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act as amended, which provides for the payment of research, brokerage, and other permissible expenses.

[12] Recent accounting pronouncements:

In February 2016, the FASB issued guidance that amends and supersedes its previous guidance regarding leases (topic 842). The new guidance requires the lessee to recognize the right to use lease assets and lease liabilities that arise from leases, and present them in its statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, have not significantly changed from previous US GAAP requirements.

For public business entities, the guidance is effective for reporting periods beginning after December 15, 2018. As of December 31, 2018, the Company has identified its arrangements that are within the scope of the new guidance and has evaluated its leases, which is primarily comprised of operating real estate leases for its New York and overseas offices, as detailed below. The Company will recognize the right to use lease assets and related lease liabilities as of the adoption date.

Generally, the amount of the lease liability will be calculated as the present value of unpaid lease payments. The amount of the lease asset also will reflect the present value of unpaid lease payments, but it will also reflect any initial direct costs, prepaid lease payments, and lease incentives.

The Company had one lease for its New York office ending in 2022, The liability arising from the lease as at December 31 was $452,215. The Company's total liability arising from leases including its subsidiaries' leases in London and Hong Kong both ending in 2022 was 1,229,613 as at December 31, 2018.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018

NOTE C - FAIR VALUE OF INVESTMENTS

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2018:

	Fair Value	Fair Value Hierarchy
Assets:		
Common stock	$ 262	Level 1
	$ 262	

The following summarizes changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2018 The information reflects gains and losses for the full year for assets and liabilities categorized as Level 3 as of December 31, 2018. The information does not include gains or losses for assets and liabilities that were transferred out of Level 3 prior to December 31, 2018.

	Level 3 Investment Funds
Balance - beginning of year	$ 308
Proceeds from sales of investments	(220)
Net realized and unrealized loss on investments	(88)
Balance - end of year	$ (0)

NOTE D – MEMBERS' CAPITAL

Members' capital consists of common interests and management interests. Management interests represented 12.9% of members' capital as at December 31st, 2018 and does not entitle the holder to vote on any Company related matter.

Income and losses are allocated among the members based on their participating percentages, as defined in the Company's LLC Agreement.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2018, the Company had net capital of $1,227,427 which was $902,722 in excess of its required net capital of $324,705. The Company's ratio of aggregate indebtedness to net capital was 3.97 to 1.

CF Global (HK) Limited is a securities dealer licensed by the Hong Kong Securities and Futures Commission, and was required to maintain liquid capital of $384,615 as of December 31, 2018. As of December 31, 2018, CF Global (HK) Limited is in compliance with this requirement.

CF Global Trading (UK) Limited is a securities dealer licensed by the UK Financial Conduct Authority (FCA). Under FCA rules, CF Global Trading (UK) Limited is required to maintain the Fixed Overhead Requirement, which at December 31, 2018 was $567,019. As of December 31, 2018, CF Global Trading (UK) Limited is in compliance with this requirement.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of such rule.

NOTE F – FIXED ASSETS

Fixed assets at December 31, 2018 are comprised of the following:

Computer and office equipment	$ 1,056,682
Furniture and fixtures	316,705
Leasehold improvements	491,075
Capitalized software	779,303
Total cost	2,643,765
Less accumulated depreciation	(2,592,329)
Fixed assets	$ 51,436

Notes to Consolidated Financial Statements
December 31, 2018

NOTE G – COMMITMENTS

The Company and its subsidiaries occupy office space under various noncancelable operating leases with terms expiring through 2022. The Company's current office is secured by a letter of credit in the amount of $85,353 expiring July 1, 2019. Minimum rental commitments under non-cancelable leases are as follows:

Year Ending December 31, 2018		
2019	$	594,797
2020		303,601
2021		282,711
2022		120,707
	$	1,301,816

Rent expense was $909,006 for the year ended December 31, 2018. Deferred rent was $25,264 at December 31, 2018. The deferred rent represents adjustments to recognize rent on a straight-line basis resulting from step rent schedules and lease incentives on the applicable leases.

NOTE H - RELATED PARTY TRANSACTIONS

During 2018, the Company, in the ordinary course of business, received commissions of $368,280 from a customer whose principal is a member of the Company. No amounts were due from this related party at year end. The managing member of the Company also holds an investment in a fund managed by this entity.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018

NOTE I - FINANCIAL INSTRUMENTS AND RISKS

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, credit risk, and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates, and the extent and timing of investor participation in the markets for both equities and interest-rate sensitive investments. Unexpected volatility or illiquidity in the markets could impair the Company's ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuations.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. As a nonclearing broker, the Company has its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including the inability to sell investments quickly or at close to fair value.

The Company keeps most of its cash with a major bank and/or its clearing broker. The bank account balances often exceed the FDIC insurance limit. Cash balances at the clearing broker are held primarily in money market mutual funds which are not covered by FDIC insurance.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2018

NOTE J - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5

The accompanying consolidated statement of financial condition as of December 31, 2018 is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the SEC's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

A reconciliation of amounts reported herein by the Company to amounts reported by the Company on the unaudited Form X-17A-5 Part II filed with the SEC is as follows:

	Part II Form X-17A-5	Subsidiaries Consolidated	Adjustment/ Eliminations	Consolidated Statement of Financial Condition
ASSETS				
Cash and cash equivalents	$ 525,708	$ 4,805,373	$ 3,613,845	$ 8,944,926
Segregated reserve accounts	625,157	1,772	-	626,929
Due from brokers	849,885	721,302	(2,977)	1,568,210
Clearing deposit	1,032,566	500,000	-	1,532,566
Investments at fair value	3,528,753	-	(3,528,491)	262
Investments in subsidiaries	9,641,906	30,698	(9,672,604)	-
Due from subsidiary	2,126	314,491	(316,617)	-
Due from Parent	-	2,855,041	(2,855,041)	-
Fixed assets, net	30,600	20,836	-	51,436
Research credits receivable	452,923	-	-	452,923
Prepaid assets	-	-	332,977	332,977
Other assets	183,517	502,058	(415,353)	270,222
	$ 16,873,141	$ 9,751,571	$ (12,844,261)	$ 13,780,451
LIABILITIES				
Accounts payable and accrued expenses	$ 479,325	$ 1,286,228	$ -	$ 1,765,553
Research credits payable	574,055	7,627	-	581,682
Due to subsidiaries	2,855,042	314,492	(3,169,534)	-
Due to Parent	-	2,126	(2,126)	-
Due to brokers	938,532	-	-	938,532
Deferred rent	23,622	1,642	-	25,264
	4,870,576	1,612,115	(3,171,660)	3,311,031
MEMBERS' CAPITAL	12,002,565	8,139,456	(8,808,758)	11,333,263
Cumulative translation adjustment	-	-	(863,843)	(863,843)
	$ 16,873,141	$ 9,751,571	$ (12,844,261)	$ 13,780,451

NOTE K - Employee Benefit Plans

The Company has an agreement with a non-government pension fund in accordance with which employee contributions are made twice a month. Contributions are calculated as a certain fixed percentage of the employees' salaries. These pension benefits are accumulated in the Fund during the employment period and distributed by the Fund subsequently. As such, all these benefits are considered as made under a defined contribution plan and are expensed as incurred. Accordingly, the Company has no long-term commitments to provide funding, guarantees, or other support to the Fund. There were no employer contributions to the plan for the year ended December 31, 2018.